Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Fulton Financial Corporation Retirement Plan Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statements (No. 333-76600, 333-76594, 333-135839, 333-168237, 333-189457) on Form S-8 of Fulton Financial Corporation (“the Company”) of our report dated June 22, 2017, with respect to the statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Fulton Financial Corporation 401(k) Retirement Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 22, 2017